UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Royal Caribbean Cruises Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

V7780T103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V7780T103
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1	Names of Reporting Persons Osiris Holdings Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Republic of Liberia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,656,380
	6	Shared Voting Power 1,840,485
	7	Sole Dispositive Power 9,656,380
	8	Shared Dispositive Power 1,840,485

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,496,865
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.5%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. V7780T103
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Item 1(a)	Name of Issuer:

Royal Caribbean Cruises Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1050 Caribbean Way, Miami, Florida 33132

Item 2(a)	Name of Person Filing:

Osiris Holdings Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o Global Holdings Management Group SAM

3 ruelle Saint Jean

98000 Monaco

Item 2(c)	Citizenship:

Republic of Liberia

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

V7780T103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4.	Ownership

(a)	Amount beneficially owned: The Reporting Person may be deemed to beneficially own 11,496,465 shares of Common Stock

(b)

Percent of class: 4.5%. The percentage is based on 254,789,847 shares of Common Stock outstanding as of October 27, 2021 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the Securities and Exchange Commission on October 29, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 9,656,380.

(ii)	Shared power to vote or to direct the vote: 1,840,485.

(iii)	Sole power to dispose or direct the disposition of: 9,656,380.

(iv)	Shared power to dispose or to direct the disposition of: 1,840,485.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2022

OSIRIS HOLDINGS INC.

By:	/s/ Lorraine Davidson
	Name:	Lorraine Davidson
	Title:	Vice President